SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of June, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia Press Release, June 28, 2004:
Nokia’s Chief Technology Officer to Make Keynote Presentation at 2004 JavaOne Conference

2.               Nokia Press Release, June 14, 2994
Nokia Connection 2004: Live, work, play the mobile way

3.               Nokia Press Release, June 14, 2004

High Five: Nokia Bolsters its Mobile Phone Product Portfolio

4.               Nokia Press Release, June 14, 2004
First live demonstration of mobile phone TV over DVB-H in APAC by Nokia, MediaCorp Technologies, M1 and the Media Development Authority of Singapore

5.               Nokia Press Release, June 9, 2004
Germany’s Bundeskartellamt approves Nokia’s purchase of Psion’s shares in Symbian

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel

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PRESS RELEASE

June 28th, 2004

Nokia’s Chief Technology Officer to Make Keynote Presentation at 2004 JavaOne Conference

Keynote address to highlight multiple Nokia announcements and initiatives

San Francisco, CA, June 28, 2004 –Nokia (NYSE:NOK), the global leader in mobility, demonstrates its growing committment to mobile software development and the Java™ programming language this week at the 2004 JavaOne conference in San Francisco. By spearheading advances in open end-to-end mobile Java platform architecture and developer productivity, Nokia is making the developers’ move into mobile as simple, rapid, and profitable as possible.

Nokia Chief Technology Officer Pertti Korhonen’s General Session keynote speech will address this unrivaled technical and economic opportunity and will include demonstrations of the latest technology enablers. The address will take place on Wednesday, June 30, from 8:30 to 9:15 a.m.

Nokia is making several news announcements during JavaOne, each pushing the mobile Java story forward. First, Nokia is announcing support for Eclipse, the open source environment that is fast becoming the most popular choice among Java developers worldwide, across a broad array of Nokia tools and SDKs. Nokia is also announcing the expansion of its popular training program for mobile software developers to include new territories and new coursework, supporting a new generation of mobile developers. Third, Nokia will debut a greatly expanded initiative to broaden cross-platform support for CDMA application development. Lastly, Nokia and Sun are announcing plans to integrate Nokia’s SNAP Mobile community and multiplayer game technology into Sun’s Wireless Toolkit.

Nokia is also hosting numerous events, sessions and workshops during this year’s JavaOne. Developers, media, and industry analysts are invited to “End-to-End Architecture for Development & Delivery of Identity Web Services,” on Tuesday, June 29, from 5:30 to 7:30 p.m. at the Argent Hotel, to learn how customers can architect, develop, and deploy an end-to-end infrastructure for Web services based on open specifications from W3C and the Liberty Alliance. This device-to-server solution offers tools for easy application development and convenient, automated service access for both enterprise users and consumers. At the event, AOL’s chief architect will be on hand to discuss implementing these services. Nokia’s complete Web services framework will also be demonstrated at Nokia’s booth (#1401) throughout the show.

Attendees are also encouraged to participate in the following Nokia conference sessions:

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Session

Title

Time

Monday June 28, 2004

TS-1275

Tips & Techniques for Advanced Java™ Technology Wireless Programming

2:15 p.m.

(TBD)

Tools for Mobile Java™ Development

3:00 p.m.

TS-1380

Server APls for Mobile Services

3:30 p.m.

TS-1110

New Information Module Profile: How "Java™ Everywhere" Comes True!

6 p.m.

BOF-2517

OSS Through Java™ Technology Web Services: Overview and Roadmap

8:30 p.m.

BOF-1162

Java™ Technology in M2M: Let the Machine Talk and Think

9:30 p.m.

Tuesday June 29, 2004

BOF-2475

J2ME™ Platform at Five: Where We've Been, and Where We'll Be at Ten

9:30 p.m.

BOF-1700

Implementing Multiplayer MIDP 2.0 Games Using Bluetooth

10:30 p.m.

Wednesday June 30, 2004

TS-1694

Desktop Application Architecture: Using the NetBeans™ Platform Application Framework to Create a Rich Client Application

9:45 a.m.

TS-2538

JSR-226: Scalable 2D Graphics APl for the Java™ 2 Platform, Micro Edition (J2ME™)

1:30 p.m.

BOF-2588

JSR-226 in Depth: A Vector Graphics APl for J2ME™ Platform

9:30 p.m.

Thursday July 1, 2004

TS-2108

New Multimedia for Mobiles

10:45 a.m.

TS-2121

Advanced Game Development with the Mobile 3D Graphics API

Noon

TS-2572

OSS Through Java™ Core Business Entities: Overview and Roadmap

Noon

Start your own mobile success story by visiting Nokia at booth (#1401). Talk with us about developing for mobile devices. Pick up our latest mobile development toolkit. See demonstrations of the next generation of mobile devices, talk with our mobile Java technology experts, or watch one of many brief presentations on development platforms, developer tools, and how to make money in mobile.

About Forum Nokia

Nokia's global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people's lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators

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and businesses.  Nokia is a broadly held company with listings on five major exchanges. For more information, visit www.nokia.com.

Media inquiries:

Nokia Americas

Communications - Global Developer Program

Charles Chopp

Tel: +1 972-894-4573

E-mail: communication.corp@nokia.com

Nokia Mobile Phones

Communications

Tel: +358 7180 08000

www.nokia.com

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PRESS RELEASE

June 14, 2004

Nokia Connection 2004: Live, work, play the mobile way

New mobile devices unveiled, software plans revealed, as the mobility industry thrives

Helsinki, Finland – Details of five new mobile devices, a software roadmap overview, new mobile infrastructure equipment and updated 2004 volume projections all featured among the breaking news at the annual Nokia Connection conference today.

Chairman and CEO Jorma Ollila introduced the new products, noting that the five new mobile devices would result in a stronger and more competitive product range. With the new products including three clamshell phones and the world’s smallest 3G GSM/WCDMA phone, Ollila commented that, “We have now sharpened our product portfolio in key areas, bringing to the market new phones in the mid-range, and adding more clamshells to our offering.”

Nokia’s software plans were also outlined, as Nokia announced the second edition of the industry-leading Series 60 platform.  The new edition focuses on applications tailored for business, and superior performance in different types of networks.  Noting the ability of both Series 40 and Series 60 to support the customization and differentiation of operator services, Ollila drew attention to Nokia’s cooperation with operator customers to date, and reaffirmed Nokia’s resolve to respond to changing customer and market needs by strengthening its efforts in these areas.

Nokia also updated its mobile device volume estimate for 2004.  Matti Alahuhta, Executive Vice President, stated that, “For 2004, Nokia sees the global mobile device market volume reaching approximately 600 million units, of which about one-third will be camera phones.”

Clearly the industry is thriving. Throughout 2004, around 800,000 new subscribers have joined the mobile world every day.  Alahuhta added, “as a result of fast growth in the number of new subscribers, we now expect the mobile subscription base to reach two billion in 2007, one year earlier than our previous forecast.”  Nokia also revised its previous first quarter global mobile device market volume estimate to 141 million units. Nokia’s first quarter sales were 44.7 million units, representing market share of close to 32%.

Globally, there are now almost six million 3G WCDMA subscribers, and Nokia anticipates that 2004 will be a pivotal year for 3G WCDMA. Indeed, it is estimated that over 60 commercial 3G WCDMA networks will be in service by the end of the year.  The company’s aim to fulfill the promise of 3G was demonstrated by the launch of the Nokia 6630 mobile device, bringing 3G to the mass market, and the new Nokia MetroSite50 base station for rapid, cost-effective 3G WCDMA deployment and expansion.

Nokia reiterated its earlier-stated expectation for slight growth in the overall network infrastructure market in 2004. Sari Baldauf, Executive Vice President and General Manager, Networks, highlighted Western Europe’s leading role in the deployment of 3G WCDMA: “During the first five months of 2004, we have seen the commercial launch of 20 3G WCDMA networks in Europe, which is very encouraging.” Taking a global view, Ms Baldauf also highlighted Nokia’s strong legacy and continuing focus on the USA, highlighting the company’s roadmap for HSDPA and the smooth upgrade path it offers operators.  Nokia also stressed the strength of its position in 3G WCDMA, having supplied 15 of the 33 commercially deployed networks to date, with 43 operator 3G WCDMA references in all.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure

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products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses.  Nokia is a broadly held company with listings on five major exchanges.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

B-roll material of the products is available at www.thenewsmarket.com/nokia

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PRESS RELEASE

June 14, 2004

High Five: Nokia Bolsters its Mobile Phone Product Portfolio

Contemporary clamshells, a megapixel 3G WCDMA smartphone and stylish mid-range phones

Helsinki, Finland – Mid-range clamshells and products for new growth markets took center-stage today, as Nokia revealed the latest additions to its product portfolio at the annual Nokia Connection conference.  Held simultaneously in Singapore and Helsinki, the conference also witnessed the launch of the world’s smallest 3G GSM/WCDMA phone.

Chairman and CEO Jorma Ollila launched the products, including three clamshell phones and a 3G WCDMA smartphone aimed at bringing 3G to the broader market.  Introducing the products, he said, “We have now sharpened our product portfolio in key areas, bringing new phones to the market in the mid-range, and adding more clamshells to our offering.” Nokia’s ongoing commitment to growth markets was also evident, with the launch of two new color-screen phones tailored for these areas.

Nokia’s newest 3G phone, the Nokia 6630 featured prominently at the conference, combining the benefits of 3G, EDGE and Series 60, the world’s leading smartphone platform.  The Nokia 6630 boosts personal information management in 3G WCDMA networks with secure access to corporate Intranet and email at mobile broadband speeds.  Uniquely, the Nokia 6630 is the first dual-mode, tri-band handset designed to work on 3G (WCDMA), EDGE and 2G networks in Europe, Asia and the Americas. Combined with the power of customization enabled by Series 60, operators will be able to deploy successful services across different networks and across the world.

Read more about the Nokia 6630 at http://press.nokia.com/PR/200406/948877_5.html

Nokia also launched the Nokia 6260 phone, a high-performance business phone designed for mobile professionals.  It offers the latest mobile technology features and applications, including push to talk, email, Bluetooth connectivity and a VGA camera in an innovative fold design.  The tri-band Nokia 6260 smartphone is based on the Symbian operating system and Series 60, the world’s leading smartphone platform.  As for the design: it is more than just a clamshell, it’s a fold with a twist!

Read more about the Nokia 6260 http://press.nokia.com/PR/200406/948876_5.html

In the mid-range, the Nokia 6170 is an attractive, clamshell camera phone that combines modern, stainless steel design with a feature set that emphasizes quality of life.  The strength of this phone is its flexible messaging options: e-mail, instant messaging, MMS and push to talk all in one handset. Push to talk brings GSM subscribers a totally new way of using mobile phone for one-on-one and group communications. Several operators around the world are likely to launch push to talk services this year, introducing an enticing option for operators, business users and consumers.

Read more about the Nokia 6170 at http://press.nokia.com/PR/200406/948875_5.html

The remaining two phones announced today enhance Nokia’s product offering towards mobile subscribers in growing markets.  The Nokia 2650 is an affordable, small and stylish clamshell phone with a color display and balanced functionality. It is Nokia’s first color display phone in the entry category.  The Nokia 2600 is a classically designed and easy-to-use phone which is ideal for small business owners and professionals.  Of particular interest is the spreadsheet application for bookkeeping and customizable converter. Together, the Nokia 2600 and Nokia 2650 bring color displays to new price points. Color is now reaching entry-level phones.

Read more about the Nokia 2650 and the Nokia 2600 at http://press.nokia.com/PR/200406/948871_5.html

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In addition to the phones, Nokia launched a foldable keyboard with wireless Bluetooth connection.  It serves an an extension to Series 60 phones like the Nokia 6260 and Nokia 6630, enabling easy text input to phone applications, including e-mail. The wireless keyboard is compatible with Series 60 phones with Bluetooth support, and is addressed towards business users.

Read more about the Nokia Wireless Keyboard at http://press.nokia.com/PR/200406/948873_5.html

In summarizing the new releases, Ollila also touched on Nokia’s plans to strengthen the focus on R&D and renew its product portfolio: “Earlier this year we said we would renew our product portfolio by introducing a range of new products. This has not changed. During the spring, we have conducted a thorough analysis of our roadmaps; we have reviewed the timings and pruned our portfolio, adding some new products and accelerating others - and during this process, we have even killed some product plans.  As a result of this work, I feel that we will have a much sharper and competitive product range to meet the expectations of both consumers and operators. All in all, we expect to launch a total of approximately 35 products globally this year.”

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses.  Nokia is a broadly held company with listings on five major exchanges.

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

B-roll material of the products is available at www.thenewsmarket.com/nokia

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PRESS RELEASE

June 14, 2004

First live demonstration of mobile phone TV over DVB-H in APAC by Nokia, MediaCorp Technologies, M1 and the Media Development Authority of Singapore

Mobile phone TV based on DVB-H technology can create new business opportunities for media industry, operators and mobile handset manufacturers

June 14, 2004 – Singapore – Achieving a first for the Asia-Pacific region, Nokia, MediaCorp Technologies, M1 and the Media Development Authority of Singapore today jointly showcased a live end-to-end mobile phone TV broadcast over a DVB-H (Digital Video Broadcast – Handheld) network at the Nokia Connection event in Singapore.

DVB-H is a standard specified by the DVB Organization specifically for the broadcast of TV-like content and data to handheld devices, such as mobile phones, which have unique requirements in terms of power consumption, screen-size and mobility.

MobileOne (M1), a leading mobile operator in Singapore and provider of the live WCDMA network for the Nokia Connection event has also expressed its support of DVB-H as the digital mobile phone TV broadcast standard.

“Mobile phone TV fulfills a human desire to be informed and connected to news, entertainment and information services especially as our lives become increasingly mobile,” said Mr. Ari Beilinson, Director Business Development, Nokia Ventures Organization.  “This first live demonstration of mobile phone TV over DVB-H in Asia and ongoing trials in Europe indicate a growing global interest in investigating how mobile phone TV can deliver more multimedia and online services in addition to traditional TV-like broadcasts. “

The demonstration used the DVB-H standard because it is optimized for mobile, handheld receivers and supports the broadcast of a variety of digital content including television programs, interactive services and online content.  The DVB-H standard developed by the DVB Organization combines traditional television broadcast standards with elements specific to handheld devices: mobility, smaller screens and antennas, indoor coverage and reliance on battery power.

“The MDA is excited to collaborate with key industry players like Nokia, MediaCorp Technologies and M1 in exploring the future of mobile phone TV. We support the development of mobile phone TV using DVB-H as it advances Singapore into the next stage of digital TV rollout. This move creates new business opportunities for content development and it fits into our Media 21 plan to develop the local media industry,” said Mr. Seto Lok Yin, Director for Industry Development of the MDA.

Mr. Mock Pak Lum, CEO of MediaCorp Technologies, said, “As Singapore’s leading broadcast transmission infrastructure provider, MediaCorp Technologies is pleased to deliver ‘live’ Channel NewsAsia content via the digital terrestrial TV infrastructure managed by us.”

He added, “Channel NewsAsia is a prime example of the type of programming suited for mobile phone TV - news evolves constantly and mobile phone TV can connect users to the important visual element as news unfolds. DVB-H also offers opportunities to develop additional forms of content, such as interactivity, hence introducing a richer multimedia experience to the viewer.”

“M1 supports DVB-H as the digital mobile phone TV broadcast standard.  A digital mobile phone TV adds a new level of sophistication to mobile service offerings and will also contribute to the growing use of other data and non-voice services, such as web browsing and messaging,” said   M1’s Chief Executive Officer, Neil Montefiore.

The mobile phone TV in today’s demonstration was enabled by the Nokia Streamer, the first mobile DVB-H receiver designed specifically for pilot purposes.  It is attached to the Nokia 7700 much like a battery pack and receives the broadcast signal for viewing on the Nokia 7700 media device.  Nokia also supplied the end-to-end mobile TV network solution, which was used to broadcast the mobile TV service consisting of several channels to the terminals around the Nokia Connection premises.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Media Development Authority in Singapore

The Media Development Authority of Singapore (MDA) aims to develop Singapore into a global media city. Its Media 21 strategy seeks to create a vibrant environment for the industry and public via five key thrusts: establish Singapore as a media exchange; export ‘Made-by-Singapore’ content; internationalize local media companies; nurture local media talents and develop digital media.

About MediaCorp Technologies

MediaCorp Technologies is the leading broadcast transmission infrastructure, operator and service provider for digital and analogue broadcasting services in Singapore.

MediaCorp Technologies’ subsidiary, 1-Net Singapore is the broadband infrastructure provider of the nation’s broadband network – Singapore ONE – and a regional total IT service provider.

MediaCorp Technologies is a Strategic Business Unit of MediaCorp, the largest and most established broadcaster in Singapore with a complete range of media businesses spanning TV, Radio, Entertainment Productions, Movie Productions, Newspapers, Magazines, Electronic Media and other broadcasting services.

About MobileOne Ltd.

M1, Singapore’s most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

Nokia

Technology Communications

Riitta Mård

Tel. +358 505149718

MediaCorp Technologies

Cherry Choo

Senior Manager (Marketing)

DID: +65 6350 3481

Fax: +65 63575489

Email: cherry@mediacorptechnologies.com

MobileOne Ltd

Chua Swee Kiat

Tel: +65 68951060

Email: chuask@m1.com.sg

Media Development Authority

Yvonne Poh

Assistant Corporate and Marketing Communications Manager

DID: + 65 6837 9894

Fax: + 65 6336 4142

Email: yvonne_poh@mda.gov.sg

PRESS RELEASE

June 9, 2004

Germany’s Bundeskartellamt approves Nokia’s purchase of Psion’s shares in Symbian

The German competition authority, the Bundeskartellamt, has announced it has approved the planned transaction in which Nokia would purchase Psion’s shares in Symbian. According to the assessment of Bundeskartellamt, the transaction would not restrict effective competition on the wireless OS market.

The transaction is now moving to its final phase where other shareholders of Symbian can participate in the transaction by using their pre-emption rights. “We welcome other shareholders’ participation. A crucial part of Symbian’s staying power in the competitive mobile OS market will continue to be based on the multivendor ownership structure which includes key handset manufacturers,” said Pertti Korhonen, Chief Technology Officer, Nokia.

“We are happy to say, based on our mutual discussions, that all shareholders have a strong and aligned commitment to ensure Symbian’s future success and product competitiveness,” he continued. According to the Symbian shareholder agreement, the pre-emption period is anticipated to be completed during the first half of July.

Nokia and Psion plc announced in February that they had started the process of enabling the transfer of Psion’s shares in Symbian to Nokia. Bundeskartellamt’s approval completes the formal clearance process of the transfer. The intended transaction has earlier been approved by Psion plc’s shareholders and by the competition authorities in Austria and Finland.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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